Solventum Corporation
3M Center, Building 275-6W
2510 Conway Avenue East
Maplewood, Minnesota 55144

November 26, 2024

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Solventum Corporation
Registration Statement on Form S-4 (File No. 333-283264)

To Whom It May Concern:

With respect to the above-referenced registration statement (the “Registration Statement”), and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it will be declared effective at 3:30 p.m. (Eastern Time) on Monday, December 2, 2024, or as soon as practicable thereafter.

Please contact Helena K. Grannis of Cleary Gottlieb Steen & Hamilton LLP, counsel to Solventum Corporation, at (212) 225-2376 or via email at hgrannis@cgsh.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very Truly yours,

SOLVENTUM CORPORATION

/s/ Marcela Kirberger
Name: Marcela Kirberger
Title: Chief Legal Affairs Officer

cc:    Francesca L. Odell
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP
(212) 225-2376